SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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The following are included in this report of Form 6-K:

Exhibit

Description

A

Press Release dated May 9, 2007

B

Press Release dated May 16, 2007

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EXHIBIT A

Sapiens Releases Version 3.5 of Sapiens INSIGHT™ for Reinsurance

Cary, N.C. – May 9, 2007 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT) announces today the latest release of Sapiens INSIGHT™ for Reinsurance version 3.5.

Sapiens INSIGHT™ for Reinsurance is a totally web-enabled solution for the insurance market, designed to support carriers and reinsurers in the management of all types of reinsurance for Property and Casualty Insurance and Life business.  It is capable of providing ACORD compliant XML and is designed to handle a global environment.

“We are providing carriers with a much-needed solution that not only helps automate all their reinsurance functions but also allows various departments to manage complex reinsurance programs by dynamically altering the behavior of the system.” said Martin Greenberg, Sapiens' Vice President and Product Manager: Property & Casualty and Reinsurance.  “This new version is going to provide our customers with many customization capabilities thus enhancing user functionality as per our customers’ needs.”

“This solution adds significant value and continues to simplify processing for insurance companies allowing them to focus on staying competitive in the marketplace,” commented Yehuda Grossman, Deputy Managing Director and Information and Technology Division Manager of Menora Mivtachim Insurance Ltd.

In addition to written and accounted premiums, the new functionality handles earned and unearned premiums along with multi-currency and multiple companies.  The latest version now supports retroactive processing capability enabling recalculation of reinsurance information with respect to a retroactive date.

FOR ADDITIONAL INFORMATION:

Archana Patel

Marketing Communications Coordinator

Sapiens Americas

919-405-1507

usa@sapiens.com

About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY and TASE: FORT), which is a member of the Emblaze Group (LSE: BLZ.L) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Prudential, ING, Menora Mivtachim and Occidental Fire & Casualty among others.

For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

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EXHIBIT B

SAPIENS ANNOUNCES Q1 2007 RESULTS

Company Reports Second Consecutive Quarter of Operational Profit as a Continued Result of the Turnaround Program

Cary, N.C. – May 16, 2007 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT) and the Emblaze Ltd group (LSE: BLZ.L) announces today its results of operations for the first quarter of 2007.

Financial Highlights

•

Q1 Revenues increased 8.9% to $11.0 million, up from $10.1 million in Q1 2006

•

Second consecutive quarter of Operational Profit

•

The Company increased its Operational Profit to $0.15 million in Q1 2007, compared with an Operational Loss of $1.2 million in Q1 2006

•

Further reduction of Net Loss

•

Significant reduction in Q1 Net Loss by 77.2% to $0.41 million, down from $1.8 million in Q1 2006

Operational Highlights

•

The Company sees the further positive results  of its turnaround plan

•

Recent release of version 3.5 of Sapiens INSIGHT™ for Reinsurance, expanding the suite of  solutions for the global insurance industry

•

Further enhancements of Sapiens' core technology, eMerge™, to maintain the Company’s competitive edge in the insurance IT management systems market

•

Sapiens continues to pursue its long term vision of becoming the de-facto industry standard

Roni Al-Dor, President and CEO, commented "This is our second consecutive quarter of operational profit, which demonstrates our progress in the implementation of our turnaround strategy. We intend to continue and pursue such strategy in the near future in order to achieve full recovery. The progress we made in this quarter is further shown by the improvement in operational profit and the significant reduction in net loss. While implementing our strategy, we continue to position ourselves as a global player and focus on increasing revenue and profitability."

[Tables Follow]

FOR ADDITIONAL INFORMATION:

Elior Brin

Roni Al-Dor

Chief Financial Officer

Chief Executive Officer

Sapiens International

Sapiens International

Tel: +972-8-938-2721

Tel: +972-8-938-2721

E-mail: IR.Sapiens@sapiens.com

E-mail: IR.Sapiens@sapiens.com

About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY  and TASE: FORT), which is a member of the Emblaze Group (LSE: BLZ.L) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Prudential, ING, Menora Mivtachim and Occidental Fire & Casualty among others. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

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SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	3/31/2007	12/31/2006
	(Unaudited)	(Unaudited)

Assets

Cash and cash equivalents	$ 3,537	$ 3,108
Short-term investments	36	32
Trade receivables, net	12,240	11,010
Other current assets	2,173	1,689
Total current assets	17,986	15,839

Property and equipment, net	1,420	1,495
Other assets, net	28,474	28,285

Total assets	$ 47,880	$ 45,619

Liabilities and shareholders' equity

Short-term bank credit and current maturities
of long-term debt and convertible debentures	$ 13,666	$ 15,603
Trade payables	2,069	2,019
Other liabilities and accrued expenses	8,874	7,370
Deferred revenue	5,939	3,463
Total current liabilities	30,548	28,455

Long-term debt and other long-term liabilities	1,764	1,439
Convertible debentures and warrants	11,888	11,796
Shareholders' equity	3,680	3,929

Total liabilities and shareholders' equity	$ 47,880	$ 45,619

Note		Certain prior year's amounts have been reclassified to conform with current year presentation

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SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended
	03/31/2007	03/31/2006
	(Unaudited)	(Unaudited)
Revenues
Products	$ 1,958	$ 2,723
Consulting and other services	9,049	7,409
Total revenues	11,007	10,132

Cost of revenues
Products	1,082	1,814
Consulting and other services	5,994	4,716
Total cost of revenues	7,076	6,530

Gross Profit	3,931	3,602

Operating expenses
Research and development, net	490	726
Selling, marketing, general and administrative	3,163	3,391
Restructuring expenses	129	635

Operating Profit (Loss)	149	(1,150)

Financial expenses, net	424	575
Other expenses, net (b)	130	53

Net Loss	$ 405	$ 1,778

Basic and diluted loss per share (c)	$ 0.03	$ 0.14

Weighted average shares used to compute -
basic and diluted loss per share (c)	14,854	12,510

Note	a: Certain prior year's amounts have been reclassified and corrected to conform with current year presentation
b: Includes taxes, equity losses and minority interest
c: Due to the net loss in 2006 and 2007 the inclusion of dilutive securities would be antidilutive.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  May 16, 2007

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary